[redacted]

11016782

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS Dunbar Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Staudinger 914-694-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Staudinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Dunbar Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE UZOVICH
Notary Public, State of New York
No. 01JA6085119
Qualified in New York County
Commission Expires December 23, 2014

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

To the Members
PCS Dunbar Securities, LLC

We have audited the accompanying statement of financial condition of PCS Dunbar Securities, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Dunbar Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 25, 2011

PCS DUNBAR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 1,010,389
Receivable from broker	2,612,373
Prepaid client service costs	714,380
Prepaid expenses and other current assets	68,374
Total current assets	4,405,516
Office equipment (net of $128,171 accumulated depreciation)	28,311
Security deposit	31,927
Total assets	$ 4,465,754

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 1,151,424
Accrued client service costs	401,294
Total liabilities	1,552,718
Members' equity	2,913,036
Total liabilities and members' equity	$ 4,465,754

See accompanying notes to financial statements.

PCS DUNBAR SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1 - Nature of operations

PCS Dunbar Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities and Exchange Act of 1934, and is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began operations in January, 2005. The Company primarily provides independent research products to institutional investors under soft dollar arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company also engages in institutional brokerage of over the counter and listed equities on an unsolicited agency basis.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company clears its securities transactions on a fully disclosed basis through its clearing broker.

Note 2 - Summary of significant accounting policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	3 Years

Note 2 - Summary of significant accounting policies (continued)

Revenue Recognition

Commissions are recorded on a trade date basis, as securities transactions occur. The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities and Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers, and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of brokerage transactions, the Company developed a system to provide third-party research services to Money Managers based upon the frequency of use of its services.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance paid less research provided. It is understood by the Money managers and the Company that the commission total balance is not redeemable in cash and, when redeemed may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money managers is reduced when such Money Managers request the Company to provide third party research services. Amounts relating to Money Managers with a positive commission total balance are reflected in the accompanying statement of financial condition as accrued client service costs. Such amounts represent the amount of research services paid on behalf of Money managers for which future commissions are expected to be received. The provision for uncollectible negative commission total balance is determined under the direct write-off method, which is not materially different from the allowance method.

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Sales Taxes

The Company is liable for sales taxes on certain equipment and services provided to Money Managers. Total sales tax expense for the year ended December 31, 2010 was approximately $24,000.

Note 2 - Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4 - Concentrations

The Company maintains all of its cash in financial institutions, some of which are not insured under the federal deposit insurance depository program. The Company has not experienced any loss in these accounts and believes it is not subject to any significant credit risk.

Note 5 - Commitments

The Company entered into a lease agreement for its offices, which it had been subletting, in Purchase, New York for the period from July 1, 2009 through June 30, 2012 at a fixed annual rental of $97,120 The rental amount is subject to escalation for real estate taxes and other operating costs from the base year. The Company has the option of extending the lease for two years past its expiration date.

Rent expense pursuant to this lease charged to operations during the year ended December 31, 2010 amounted to approximately $102,500. During the year, the Company leased additional office space in Wilton, Connecticut. The lease is on a year to year basis and renewable annually on December 31st. Base rent was $1,250 and was increased to $2,400 per month. Total lease expenses during the year ended December 31, 2010 was approximately $19,000.

Note 6 – Employee benefit plan

The Company maintains a 401(k) profit sharing plan, and a defined benefit plan for all eligible employees. Employees may contribute a percentage of their salaries, as defined by the plan, subject to the limitations of the Internal Revenue Code. The Company matches employee contributions up to 3%. Total contributions for the year ended December 31, 2010 by the Company to the 401(k) plan were approximately $17,000. The Company made no contributions to its defined benefit pension in 2010.

Note 7 - Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of approximately $2,048,000 which was approximately $1,798,000 in excess of the minimum requirement of $250,000. The Company's net capital ratio was 72.43 to 1 of aggregate indebtedness to net capital per its FOCUS report.

Note 8 - Financial instruments with off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All customer balances and positions, (long and short), are on the books of the clearing brokers. Pursuant to the clearance agreements, the Company agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity; however the Company does not anticipate any loss from the indemnification.

Note 9 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Note 9 – Fair Value (continued)

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
PCS Dunbar Securities, LLC
Purchase, New York

In planning and performing our audit of the financial statements of PCS Dunbar Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 25, 2011

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members
PCS Dunbar Securities, LLC
2 Manhattanville Road
Purchase, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by PCS Dunbar Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating PCS Dunbar Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). PCS Dunbar Securities, LLC's management is responsible for PCS Dunbar Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 25, 2011

PCS DUNBAR SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

PCS DUNBAR SECURITIES, LLC
DECEMBER 31, 2010

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